COLUMBIA FUNDS VARIABLE SERIES TRUST II

225 Franklin Street

Boston, MA 02110

February 21, 2018

VIA EDGAR

Mr. Mark Cowan

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Variable Series Trust II (the Registrant)
Columbia	Variable Portfolio – Select International Equity Fund (the Fund)
(effective	May 1, 2018, to be known as Columbia Variable Portfolio – Overseas Core Fund)

Post-Effective Amendment No. 61

File No. 333-146374 /811-22127

Dear Mr. Cowan:

Enclosed for filing on behalf of the Registrant is Post-Effective Amendment No. 61 to the registration statement of the Registrant on Form N-1A (the Amendment) under Rule 485(a)(1) of the Securities Act of 1933. The purpose of the Amendment is to update the Fund’s prospectus and Statement of Additional Information (SAI) to reflect changes to principal investment strategies and principal risks.

Registrant respectfully requests selective review of this Amendment in accordance with SEC Release No. IC-13768 (Feb. 15, 1984). This selective review request is made because all sections of the prospectus and SAI, except for Principal Investment Strategies, Principal Risks and Primary Service Providers – The Investment Manager (Portfolio Managers subsection) of the prospectus are identical or substantially similar to those found in prior filings by the Registrant.

No fees are required in connection with this Amendment filing.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Variable Series Trust II